650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

April 16, 2014

Via EDGAR and Overnight Delivery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman

Edwin Kim

Eiko Yaoita Pyles

Christine Davis

Re:	Box, Inc.

Registration Statement on Form S-1

Filed March 24, 2014

File No. 333-194767

Ladies and Gentlemen:

On behalf of our client, Box, Inc. (“Box” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated April 10, 2014, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). For the Staff’s reference, we are providing copies of this letter to the Staff by overnight delivery.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. All page references herein correspond to the page of the Registration Statement.

Business

Competition, page 101

1.	Please revise to provide a description of the “Enterprise Content Collaboration market” and describe the services and types of software products or solutions provided by your major competitors in this market. We note you identify three established vendors as competitors for Enterprise Content Collaboration on page 101. Please explain how you selected these vendors to be disclosed and whether any additional Enterprise Content Collaboration competitors are significant.

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PALO ALTO    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC

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April 16, 2014

We supplementally advise the Staff that the Enterprise Content Collaboration market provides services, software products and platforms that enable businesses to securely store, access, synchronize, share, manage and collaborate on content online anytime, anywhere, from any device. The Enterprise Content Collaboration market addresses several traditional IT categories defined by IDC, including content management, cloud storage, collaboration and project and portfolio management, which, according to IDC, in aggregate represent an estimated $29 billion in global IT spending in 2014. We supplementally advise the Staff that we will include this description of the Enterprise Content Collaboration market in the Company’s next amendment to the Registration Statement.

We identified EMC, IBM and Microsoft as the Company’s competitors for Enterprise Content Collaboration because these companies have established track records in supplying enterprises with core storage, content management and team collaboration technologies. Moreover, the content repositories provided by EMC, IBM and Microsoft often are an organization’s critical system of records and provide collaborative workspaces for teams to work together on the development of content relevant to complete specific business processes, ranging from intercompany collaboration between an organization’s marketing department and its outside marketing agency, to new employee onboarding, to enabling vendor management, among others. These companies have recently added services around file sharing and synchronization, mobile platform support and ability to facilitate external sharing into their product suites— EMC with acquisitions of Documentum and Syncplicity, IBM with IBM Connections and SmartCloud, and Microsoft with Microsoft Office 365 and SharePoint. Due to these factors, the Company believes that EMC, IBM and Microsoft offer solutions in the Enterprise Content Collaboration space that are most comparable to those offered by the Company, and therefore, the Company disclosed these companies as competitors in the Enterprise Content Collaboration market in the Registration Statement. The Company does not believe that there are any other significant competitors in this market, although Open Text also competes in this market. However, unlike EMC, IBM and Microsoft, Open Text does not have a significant cloud offering, and therefore, Open Text is not identified in the Registration Statement as a competitor for Enterprise Content Collaboration. The Company believes that, in the cloud-based content management and collaboration market, there are many competitors, although we supplementally advise the Staff that the Company has been identified by market analyst Forrester as a leader in that market, followed by IBM and EMC.

Legal Proceedings, page 103

2.	Either include descriptive information responsive to Item 103 of Regulation S-K with respect to the court proceedings instituted by OpenText based on patent infringement allegations or provide us with your detailed analysis supporting any conclusion that the action and the relief sought by the plaintiff are not required to be disclosed. Additionally, explain why the uncertainty regarding the outcome of the disputed matters and the potential adverse consequences to your company of the litigation are not specifically addressed in the Risk Factors section. Further, in your revised prospectus and/or your analysis, please describe the nature of how OpenText’s products compete with your products in dispute.

The Company supplementally advises the Staff that Item 103 of Regulation S-K requires disclosure of any material pending legal proceeding, other than ordinary routine litigation incidental to the business, to which the Company, or any of its subsidiaries, are a party. As part of the preparation of the

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April 16, 2014

Registration Statement, the Company examined the facts and circumstances regarding the Open Text litigation to determine whether it constituted material legal proceedings required to be disclosed pursuant to Item 103 of Regulation S-K or whether it constituted ordinary routine litigation incidental to the Company’s business. This exercise and analysis also involved the Company’s litigation counsel for the Open Text matter, outside corporate counsel and counsel for the underwriters participating in this offering and included a number of factors, including the procedural status and developments of the legal proceeding, the documentary evidence, the patents at issue in the legal proceeding, the status of, or likelihood for engaging in, settlement discussions, the early stage of the legal proceeding, the status and course of discovery, the Company’s judgment about the reasonableness of Open Text’s demands for damages, and the input of internal and outside legal counsel concerning the likelihood of the Company’s success at trial and potential damages.

In assessing the materiality of the proceeding, the Company considered the materiality standard established by the Supreme Court in Basic, Inc. v. Levinson, 485 U.S. 224 (1988). In Basic, the Supreme Court instructed that “materiality depends on the significance the reasonable investor would place on the withheld or misrepresented information” and established that information is material under the federal securities laws only if there is “a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the ‘total mix’ of information made available.” The Supreme Court further instructed that, with respect to speculative or contingent events, materiality “will depend at any given time upon a balancing of both the indicated probability that the event will occur and the anticipated magnitude of the event in light of the totality of the company activity.” (emphasis added) Consistent with this standard, the Company’s materiality assessment considered both the magnitude of the damages, including the damages specified by Open Text in its press release issued on March 31, 2014, which indicated that it was seeking damages exceeding $268 million from the Company, as well as the probability that the Company would be found liable for those damages.

Specifically, the Company considered the following factors in its analysis regarding the materiality of the Open Text litigation:

•	Luxembourg based Open Text S.A., a subsidiary of Open Text Corporation, originally filed its complaint against the Company and co-defendant Carahsoft Technology Corporation in the Eastern District of Virginia on June 3, 2013, (Civil Action No. 2:13-cv-00319-MSD-DEM), alleging infringement of 12 of its patents, allegedly relating to groupware, file synchronization and marketing dialogues. On September 13, 2013, Open Text filed a Motion for Preliminary Injunction, seeking to enjoin the Company from offering the “Box Edit” software to customers with 100 or more users. In November 2013, the Virginia Court granted the Company’s motion to transfer the case to the Northern District of California, and on January 24, 2014, the U.S. District Court for the Northern District of California (the “Court”) heard oral argument on the Motion for Preliminary Injunction. In addition to alleging that Open Text was not entitled to the relief it seeks, the Company alleged that it does not infringe any of the patent claims asserted in the motion on the basis that they are invalid. The Court denied Open Text’s motion for preliminary injunction on April 9, 2014.

Securities and Exchange Commission

April 16, 2014

•	The case remains in a very early stage. A Case Management Conference was held on April 10, 2014, but the Court declined to make any determination as to the case schedule moving forward and set no date for claim construction or trial. The Court scheduled another Case Management Conference for May 15, 2014, and the Company expects that a case schedule will be ordered at that time.

•	The Company believes that it has strong defenses to Open Text’s claims, including that the asserted patents disclose and claim ideas that were well-known in the prior art, not only in publications but in actual working software systems, which were used and available before the critical dates of all asserted claims. The Company believes that these products and publications would invalidate Open Text’s patents.

•	On April 9, 2014, Judge Edward J. Davila of the U.S. District Court for the Northern District of California denied Open Text’s motion for preliminary injunction. In denying the motion, Judge Davila found that Open Text “has not demonstrated a reasonable likelihood of success on the merits.” More specifically, Judge Davila found that Open Text “has not succeeded in showing it is likely to succeed at trial on the merits of the validity issue.” Moreover, the Court found, among other things, that the Company “has raised substantial questions concerning the validity of Open Text’s Synchronization and Groupware patents.” For example, the Court found that the prior art reference “WS_FTP Pro operates exactly like the Synchronization Patents” and thus likely invalidates asserted claims. The denial of the preliminary injunction was based on other grounds as well. For example, the Court found that Open Text’s evidence of alleged loss of market share and that the accused products drove consumer demand was “speculative.”

•	The Company believes that the damages alleged by Open Text in its March 31, 2014 press release are speculative and appear to be based on a royalty rate designed by Open Text to create an inflated overall amount of damages that was intended to make headlines in the media just as the Company was preparing for its initial public offering, having publicly filed the Registration Statement on March 24, 2014. In its responses to discovery, Open Text actually estimated its current damages at only $24.9 million but estimated future potential damages that could be incurred through 2023 at $243 million, assuming that the Company continued to use the allegedly infringing technology without modification through that period. The future damages amount was estimated using a unilaterally determined royalty rate of 20%, which the Company believes is in gross excess of a typical, commercial royalty rate for patent licensing arrangements.

For these reasons, among others, the Company determined that, as of the filing of the Registration Statement on March 24, 2014, (i) the Open Text proceedings were not material within the meaning of Item 103 of Regulation S-K and (ii) the likelihood of a material loss related to the Open Text litigation was remote. The Company believes that the developments regarding the Open Text litigation that have transpired since March 24, 2014, further support this determination.

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In light of the magnitude of the alleged damages, the Company, in addition to assessing the materiality of the action under Basic, also considered Instruction 2 to Item 103. However, the Company does not believe that Instruction 2 requires an automatic determination that the Open Text litigation constituted a material legal proceeding requiring disclosure. The Company’s views reflect the guidance set forth in Section II.C of SEC Release 33-5386 (April 20, 1973) (the “1973 Release”), which states in its entirety: “Heretofore, instructions under Item 12 of Form S-1, Item 10 of Form 10, Item 5 of Form 10-K, and Item 3 of Form 8-K have stated that a legal proceeding is not ‘material’ if it involves primarily a claim for damages and if the amount involved does not exceed 15 percent of the issuer’s current assets on a consolidated basis. The amendments adopt the proposals published for comment to reduce this standard of economic materiality to 10 percent of current assets, as being a more realistic test of materiality and one which conforms to other similar standards appearing elsewhere in the Commission’s rules and forms. This reduction will apply to all forms of litigation, regardless of whether it is related to the environment.” The Company believes that the guidance set forth in the above-quoted language of the 1973 Release clarifies that the 10 percent standard codified in Instruction 2 to Item 103 of Regulation S-K is intended to provide an objective standard at which a pending legal proceeding (regardless of other factors) is deemed to be immaterial to an issuer.

However, the Company respectfully submits that neither Instruction 2 nor the 1973 Release states or implies that such instruction was intended to set a threshold at which pending legal proceedings that include primarily a claim for damages in an amount that exceeds 10 percent of current assets of an issuer is per se material to that issuer. Put differently, both Instruction 2 and the 1973 Release address proceedings that are not required to be disclosed because they fall beneath an objective standard of what is not material but do not state that legal proceedings that exceed such a standard are necessarily material to such issuer. While the damages alleged by Open Text exceed 10 percent of the Company’s current assets, the Company believes that it appropriately assessed the materiality of the proceeding based on the standard established in Basic and, as explained above, determined that the proceeding was not material within the meaning of Item 103 of Regulation S-K. The fact that Open Text alleges a highly inflated amount of potential damages in its infringement allegations against the Company does not mean that the Company must assess the materiality of the legal proceedings with the assumption that such amount is anything but a fiction created by Open Text and its counsel. Furthermore, patent lawsuits are common in the technology industry, and the Company does not view the fact that Open Text issued a press release with an inflated headline price days after the Company publicly filed its Registration Statement as a simple coincidence. The Company believes it important to avoid disclosure of spurious claims so that investors can focus on lawsuits that the Company believes are of true importance to an understanding of its business.

In response to the Staff’s comment regarding the disclosure of the Open Text litigation in the Risk Factors section of the Registration Statement, the Company believes the following disclosure would properly inform the reader of the Open Text litigation and the fact that, like all litigation, it is subject to inherent risks and uncertainties (underlined text indicates proposed additions to the current disclosure):

“We may be sued by third parties for alleged infringement of their proprietary rights.

There is considerable patent and other intellectual property development activity in our industry. Our success depends on our not infringing upon the intellectual property rights of others. Our

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competitors, as well as a number of other entities, including non-practicing entities, and individuals, may own or claim to own intellectual property relating to our industry. Certain third parties have claimed that we are infringing upon their intellectual property rights, and we may be found to be infringing upon such rights. For example, in June 2013, Open Text S.A. filed a lawsuit against us alleging that our content-sharing software infringes various patents held by Open Text. Open Text is seeking both money damages and injunctive relief. The litigation is in its early stages, and we intend to vigorously defend the lawsuit.

In addition, we cannot assure you that actions by other third parties alleging infringement by us of third-party patents will not be asserted or prosecuted against us. In the future, others may claim that our services and underlying technology infringe or violate their intellectual property rights. However, we may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our services, or require that we comply with other unfavorable terms. We may also be obligated to indemnify our customers or business partners or pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify services, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding our intellectual property could be costly and time consuming and divert the attention of our management and key personnel from our business operations.”

Finally, in response to the Staff’s comment regarding the nature of how Open Text’s products compete with the Company’s products, we supplementally advise the Staff that the legal entity that instituted the proceedings against the Company is Luxembourg-based Open Text S.A., which does not practice the patents in the United States, and not Open Text Corporation, the operating company based in Waterloo, Ontario, Canada, which is not a party to the litigation. Finally, with respect to the Staff’s comment to describe the nature of how Open Text’s products compete with the Company’s products in dispute, we refer the Staff to the Company’s response to comment no. 1.

Notes to Consolidated Financial Statements

Note 7: Commitments and Contingencies

Legal Matters, page F-24

3.	We note that OpenText Corporation issued a press release on March 31, 2014 indicating that they are seeking damages exceeding $268 million from Box Inc. related to a patent infringement lawsuit filed against the Company on June 5, 2013. Please tell us how your disclosures complied with ASC 450-20-50 considering that this matter was not disclosed in your financial statements. Please note that if there is a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material you must either disclose the estimated additional loss, or state that such an estimate cannot be made. Please tell us whether you believe that it is reasonably possible that additional losses would be material and, if so, how your disclosures comply with paragraphs 3 through 5 of ASC 450-20-50 and SAB Topic 5Y.

Securities and Exchange Commission

April 16, 2014

The Company respectfully advises the Staff that its disclosures complied with ASC 450-20-50 and SAB Topic 5Y on the basis that the Company’s assessment of the probability of an unfavorable outcome on this matter is remote for the reasons outlined in the response to comment No. 2 above. Specifically, the Company believes that it does not infringe any of the patent claims asserted in the motion on the basis that they are invalid, the case remains in an early stage, and the asserted patents disclose and claim ideas that were well-known in the prior art, not only in publications but in actual working software systems. Accordingly, no disclosures are required in accordance with ASC 450-20-50. This assessment is further strengthened by the fact that the Court denied Open Text’s motion for preliminary injunction on April 9, 2014.

*****

Securities and Exchange Commission

April 16, 2014

Please direct any questions regarding the Company’s responses to me at (650) 565-3969 or javina@wsgr.com.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation

/s/ Jon C. Avina

Jon C. Avina

cc:	Aaron Levie, Box, Inc.

Dylan Smith, Box, Inc.

Dan Levin, Box, Inc.

Peter McGoff, Box, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Jose F. Macias, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP